Mail Stop 4561

March 26, 2006

Andrew C. Corbin
Executive Vice President and
Chief Financial Officer
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

> **Re:** **Emdeon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006,**
> **May 2, 2006 and May 4, 2006**
> **File No. 000-24975**

Dear Mr. Corbin:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2006

Consolidated Statements of Operations, page F-6

Evaluation of Disclosure Controls and Procedures, page 28

1.   We note in your business overview section on page 3 that you sell products and provide services to generate revenue. Tell us how you considered presenting

separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in your consolidated statements of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

2.   We note your disclosures where you indicate that the Company determines the value of the software component of its multiple-element arrangements using the residual method as VSOE of fair value exists for the undelivered elements such as the support and maintenance agreements and related implementation and training services. You further indicate that VSOE is based on the price charged when an element is sold separately. Please explain further. For instance, describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer. If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

3.   We note that when the Company enters into contractual arrangements through WebMd that contain multiple elements, revenue is allocated to each element based on its relative fair value, which is determined using prices charged when elements are sold separately. Please describe the elements included in these arrangements and as requested in our previous comment, please explain further your process for evaluating fair value based on the "prices charged when elements are sold separately." If the prices charged for each element varies from customer to customer, please explain how you can reasonably estimate fair value. See paragraphs 10 and 57 of SOP 97-2.

4.   We note from your disclosures on page 6 that the Company charges a one-time implementation fee to healthcare payers and providers for your EDI services. How much does the Company charge for such services? Also, tell us how you account for such fees and tell us whether you charge similar type fees for any of the Company's other services. We refer you to SAB Topic 13.A.3.f.

Note 10. Long-Lived Assets

Goodwill and Intangible Assets, page F-34

5.   We note from your disclosures in Note 1 that technology and patents have an
        estimated useful life of 3 to 40 years. Please provide a breakdown of the
        $236,421 gross carrying value of this intangible asset at December 31, 2005
        between (a) technology and (b) patents. Also, tell us the weighted-average
        amortization period for each and tell us how you determined such amortization
        periods. Furthermore, tell us what consideration you gave to including the
        weighted-average amortization period, in total and by major intangible asset class
        pursuant to paragraph 44(a) of SFAS 142.

Forms 8-K filed February 23, 2006, February 28, 2006, April 18, 2006, May 2, 2006 and
May 4, 2006

6.   We note your use of non-GAAP financial measures in the Forms 8-K noted above
        (including WebMD Health Corp.'s 8-K's incorporated by reference) which
        excludes a number of recurring items. Tell us how you considered Question 8 of
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures to include the following disclosures for each unique non-GAAP
        financial measure included your 8-K's:

        •   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;
        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;
        •   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and
        •   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

        In this regard, we believe you should further enhance your disclosures to comply
        with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
        FAQ to demonstrate the usefulness of your non-GAAP financial measures which
        excludes a number of recurring items, especially since these measures appear to
        be used to evaluate performance. Your current disclosures regarding the reasons
        for presenting these non-GAAP measures appear overly broad considering that
        companies and investors may differ as to which items warrant adjustment and
        what constitutes operating performance. It is also unclear why certain excluded

items should not be considered in assessing your performance as several appear to be recurring and integral to your performance

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief